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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 0-30150

Buffalo Gold Ltd.

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated June 3, 2008
2.	Material Change Report dated June 5, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2008	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca	TRADING SYMBOL: TSXV – BUF.U OTC\BB – BYBUF Frankfurt – B4K

BONDI MINING DRILLS 6 METRES OF 0.31% U308 AT MT HOGAN

Vancouver, B.C., June 3, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to report that Bondi Mining Ltd. (ASX: BOM) has intersected high-grade uranium mineralization at their Mt. Hogan project in Queensland Australia.  In November 2007 Buffalo completed the sale of the Mt. Hogan project to Bondi along with several other uranium projects, and currently holds 24,500,000 shares of the company.   Bondi’s closing price on June 3rd 2008 was AUS$0.205.

Bondi’s news release from May 30th 2008 reports the following highlights of its 11 hole, 986 metre reverse circulation drilling program:

●

10 metres at 0.206% U308 from 36 metres, including 2 metres at 0.644% U308 and 6 metres at 0.313% U308 – Hole MHRC001

●

4 metres at 0.106% U308 from 60 metres, including 2 metres at 0.124% U308 – Hole MHRC007

●

16 metres at 0.015% U308 – Hole MHSRC003

The news release states that:  “Drilling has successfully confirmed and extended the previously drilled high grade uranium shoot, which remains open at depth.  Drilling at Mount Hogan South has successfully traced uranium mineralization over a 200 metre strike length at the previously undrilled Mount Hogan South target area, in a structure which continues to the north and south of the drill area.  The intersected zones have significant potential to expand, and follow-up exploration on the property is currently being planned.”

In addition to the news from Mount Hogan, Bondi reported on June 2nd, 2008 that it has begun drilling at the company’s 100% owned North Maureen Uranium Project in Queensland.   The news release states: “A 100-hole reverse circulation drilling program comprising approximately 4000m is planned to test ten target areas with strong geological similarity to the Maureen uranium-molybdenum deposit of Mega Uranium.  Targets have been defined by interpretation of high definition aeromagnetics (100m line spacing) flown in October 2007.”

For full details of the news releases including maps and diagrams, please see the Bondi website, www.bondimining.com.au .

About Bondi Mining

Bondi Mining Ltd is a Brisbane-based exploration company with a focus on high-grade cycle-proof uranium targets with world class size potential.  In addition, the company has a number of gold copper and nickel targets which have been drilled in 2007.  The company’s Australian uranium portfolio is made up of 20 granted tenements and 3 applications totalling 15,085 km2 in three major uranium provinces in the Northern Territory and Queensland.

About Buffalo Gold

Buffalo’s vision is to build shareholder value by growing a gold mining company through a combination of exploration and acquisition. The Company became a gold producer in November 2007 with the acquisition of the Furtei mine, and is exploring projects in Sardinia, PNG and Australia.  The Company also has strategic investments into Kinbauri Gold with advanced projects in Northern Spain and AMI Resources with grassroots projects in Ghana.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian McEwen”

________________________________

Brian McEwen,

President and CEO

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or Tollfree: 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AT THE DATE THE STATEMENTS ARE MADE, AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. BUFFALO UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

CAUTIONARY NOTE TO U.S. INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS MINING COMPANIES, IN THEIR FILING WITH THE SEC, TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. WE USE CERTAIN TERMS IN THIS WEBSITE, SUCH AS "MINERAL RESOURCES," "MEASURED," "INDICATED," AND "INFERRED RESOURCES," THAT THE SEC GUIDELINES PROHIBIT US FROM INCLUDING IN OUR FILING WITH THE SEC. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE IN OUR FORM 20-F, FILE NO. 0-30150, AVAILABLE FROM US BY CONTACTING THE INVESTOR RELATIONS DEPARTMENT.

_____________________________________________________________________________________________________________________

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

June 3, 2008

Item 3

News Release

A press release was issued on June 3, 2008, at Vancouver, B.C.

Item 4

Summary of Material Change

Bondi Mining Ltd. has intersected high-grade uranium mineralization at their Mt. Hogan project in Queensland Australia.

Item 5

Full Description of Material Change

Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to report that Bondi Mining Ltd. (ASX: BOM) has intersected high-grade uranium mineralization at their Mt. Hogan project in Queensland Australia.  In November 2007 Buffalo completed the sale of the Mt. Hogan project to Bondi along with several other uranium projects, and currently holds 24,500,000 shares of the company.  Bondi’s closing price on June 3rd 2008 was AUS$0.205.

Bondi’s news release from May 30th 2008 reports the following highlights of its 11 hole, 986 metre reverse circulation drilling program:

●

10 metres at 0.206% U308 from 36 metres, including 2 metres at 0.644% U308 and 6 metres at 0.313% U308 – Hole MHRC001

●

4 metres at 0.106% U308 from 60 metres, including 2 metres at 0.124% U308 – Hole MHRC007

●

16 metres at 0.015% U308 – Hole MHSRC003

The news release states that:  “Drilling has successfully confirmed and extended the previously drilled high grade uranium shoot, which remains open at depth.  Drilling at Mount Hogan South has successfully traced uranium mineralization over a 200 metre strike length at the previously undrilled Mount Hogan South target area, in a structure which continues to the north and south of the drill area.  The intersected zones have significant potential to expand, and follow-up exploration on the property is currently being planned.”

In addition to the news from Mount Hogan, Bondi reported on June 2nd, 2008 that it has begun drilling at the company’s 100% owned North Maureen Uranium Project in Queensland.  The news release states: “A 100-hole reverse circulation drilling program comprising approximately 4000m is planned to test ten target areas with strong geological similarity to the Maureen uranium-molybdenum deposit of Mega Uranium.  Targets have been defined by interpretation of high definition aeromagnetics (100m line spacing) flown in October 2007.”

For full details of the news releases including maps and diagrams, please see the Bondi website, www.bondimining.com.au.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Brian McEwen, President & CEO at (604) 685-5492

Item 9

Date of Report

June 5, 2008